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(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

September 29, 2010

By Facsimile and Electronic Transmission

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Julia E. Griffith, Esq.

Re:	ZymoGenetics, Inc.
Schedule TO-T and TO-T/A’s
Filed September 10, 13 and 17, 2010
by Zeus Acquisition Corporation and
Bristol-Myers Squibb Company
File No. 5-78019

Dear Ms. Griffith:

We are counsel to Zeus Acquisition Corporation and Bristol-Myers Squibb Company (collectively, the “Bidders”), and on behalf of the Bidders we submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 22, 2010, with respect to the Bidders’ Tender Offer Statement on Schedule TO that was filed with the Commission on September 10, 2010 (as amended, the “Schedule TO”).

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment.

Offer to Purchase

General

1. We note that you have a collaboration agreement with the Company pursuant to which the Company received upfront payments of over $100 million for the development and commercialization rights to PEG-IFN-lambda. The collaboration agreement also provides for significant additional possible payments based on development, regulatory and sales milestone achievements, including up to $287 million in development and regulatory milestones and up to $285 million in annual sales milestones.

Securities and Exchange Commission

September 29, 2010

We note that affiliation for purposes of Rule 13e-3 can exist by virtue of relationships other than share ownership. Please provide your analysis as to whether affiliation exists for purposes of that Rule, by virtue of the pre-existing business relationship between these entities. See Exchange Act Release No. 17719 (April 13, 1981). We may have additional comments.

Response: Rule 13e-3(a)(1) provides that “an affiliate of an issuer is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” In addition, Footnote 28 in Exchange Act Release No. 17719 states that “[t]he existence of a control relationship with Y Corp. does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of Y Corp., whether through the ownership of voting securities, by contract or otherwise” (emphasis added).

The Co-Development / Co-Promotion and License Agreement (the “Collaboration Agreement”) with the Company was negotiated and entered into on an arms-length basis and is of a type regularly entered into by companies in the biotechnology and pharmaceutical industries. The Collaboration Agreement does not give the Bidders “control” of the Company or provide the Bidders with the “ability, directly or indirectly, to direct or cause the direction of the management and policies of the Company” beyond the contractual rights relating to the co-development and co-commercialization of PEG-IFN-lambda. Although Parent has contractual rights relating to the co-development and co-commercialization of PEG-IFN-lambda, the Collaboration Agreement does not grant or purport to grant Bidders any rights with respect to the election of directors of the Company or the selection or decision-making of Company management. Any milestone payments to be paid to the Company under the Collaboration Agreement are based on objective criteria set forth in the Collaboration Agreement (i.e., successfully reaching development, regulatory and sales achievements), and such payments are ordinary and customary in arms-length drug development and commercialization arrangements in the biotechnology and pharmaceutical industries. In addition, to the knowledge of the Bidders, PEG-IFN-lambda is one of three products of the Company currently in development, and the Company also has one commercialized product, RECOTHROM®, and seven products that it has exclusively outlicensed or sold from which has received or has the right to receive revenue.

Based on the foregoing analysis, the Bidders have determined that they are not “affiliates” of the Company within the meaning of Rule 13e-3(a)(1) and Exchange Act Release No. 17719.

Purpose of the Offer; Plans for the Company, page 44

2. We note your statement on page 44 that the “foregoing summary of the rights of dissenting shareholders under the WBCA does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any

Securities and Exchange Commission

September 29, 2010

available dissenters’ rights.” Although you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions. Please confirm your understanding in your response letter.

Response: The Bidders confirm that the summary of the material provisions of dissenters’ rights is complete in all material respects in the context of the requirements of Schedule TO. The Bidders supplementally note to the Staff that the Bidders will provide additional information to shareholders of the Company regarding the procedures to be followed by shareholders desiring to exercise any available dissenters’ rights, including the text of the applicable statute of the WBCA, in any proxy statement, information statement or merger notice delivered to shareholders in connection with the second-step merger.

Certain Conditions of the Offer, page 47

3. Your statement that you may assert a condition, including a condition triggered by acts or omissions to act by the Purchaser, may render the offer illusory. A tender offer may be conditional on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow the investor to objectively verify that the conditions have been satisfied. With this in mind, amend the last paragraph of this section to exclude actions or omissions to act by the bidder.

Response: The Bidders acknowledge the Staff’s comment and have amended the last paragraph of the section “Certain Conditions of the Offer” to exclude actions or omissions to act by the Bidders.

4. See our previous comment. It appears that the termination of the Merger Agreement by Parent or Purchaser could trigger the condition listed in the final bullet point on page 28. If termination is within Purchaser’s sole control (without a basis on the occurrence or non-occurrence of objective events or conditions), you may not condition the tender offer on the merger agreement not being terminated. Please revise or advise.

Response: The Bidders note for the Staff that pursuant to the Merger Agreement the circumstances under which the Bidders would be entitled to terminate the Merger Agreement without the consent of the Company would arise within the context of or require the occurrence or non-occurrence of events or circumstances outside the control of the Bidders. As such, the Bidders would not have the right to elect to unilaterally terminate the Merger Agreement as a result of circumstances within their sole control.

Securities and Exchange Commission

September 29, 2010

Miscellaneous

5. You state that the Offer “is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.” The all-holders provision in Rule 14d-10 requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 14d-10(b)(2), please clarify that in your response, but otherwise please revise to ensure compliance with Rule 14d-10.

Response: The Bidders confirm that where they state that the Offer “is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction,” the Bidders are intending to thereby limit the Offer solely in reliance on Rule 14d-10(b)(2).

*    *    *    *    *    *     *

Securities and Exchange Commission

September 29, 2010

The Bidders acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Bidders may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these responses, please feel free to contact me by phone at (212) 446-6450 or by facsimile at (212) 446-4900.

Sincerely,

/s/ Joshua Zachariah
Joshua Zachariah

cc:	David Fox, Kirkland & Ellis LLP
Daniel Wolf, Kirkland & Ellis LLP
Jeffrey Symons, Kirkland & Ellis LLP
Sandra Leung, Bristol-Myers Squibb Company
P. Joseph Campisi, Jr., Bristol-Myers Squibb Company

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